UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42903

Republic Power Group Limited

#04-09 Techplace II,
5008 Ang Mo Kio Ave 5
Singapore 569874

+65 6717 7722

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Pricing and Closing of Initial Public Offering

On October 15, 2025 (the “Closing Date”), Republic Power Group Limited (the “Company”) closed its initial public offering (“IPO”) of 1,250,000 Class A ordinary shares, par value $0.000625 per share (the “Class A Ordinary Shares”). The Company filed a registration statement on Form F-1, as amended (File No. 333-288465, the “Registration Statement”), to register the offer and sale of 1,250,000 Class A Ordinary Shares by the Company and the resale of 870,000 Class A Ordinary Shares by the selling shareholders (“Selling Shareholders”) named therein (collectively, the “Offering”). The Registration Statement was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 2, 2025, and declared effective by the SEC on September 30, 2025. The Class A Ordinary Shares were priced at $4.00 per share, and the Offering was conducted on a firm commitment basis. The Company received gross proceeds of $5,000,000, before deducting underwriting discounts and offering expenses. The Selling Shareholders received gross proceeds of $3,480,000, before deducting underwriting discounts and offering expenses. The Class A Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “RPGL” on October 14, 2025.

In connection with the Offering, the Company and the Selling Shareholders entered into an underwriting agreement, dated October 13, 2025 (the “Underwriting Agreement”), with Bancroft Capital, LLC, as the sole book-runner with respect to the Offering. The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

The Company issued a press release on October 14, 2025, announcing the pricing of the Offering, and a press release on October 15, 2025, announcing the closing of the Offering, respectively. Copies of these press releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Republic Power Group Limited

Date: October 16, 2025	By:	/s/ Ziyang Long
	Name:	Ziyang Long
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated October 13, 2025
99.1	Press Release on Pricing of the Offering, dated October 14, 2025
99.2	Press Release on Closing of the Offering, dated October 15, 2025

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